Exhibit 99.2
BEFORE THE COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI
(Dated: 16th April 2009)
CP No. 001 of 2009
CA No.179/09
Present: Shri S. Balasubramanian, Chairman
In the matter of Companies Act, 1956-Sections 388B/397/398/408
AND
In the matter of Union of India
versus
Satyam Computer Services Limited & others.
Petitioner:
Union of India, New Delhi
Respondents:
1.	M/s Satyam Computer Services Ltd.

2.	Shri Ramalinga Raju — Chairman

3.	Shri B. Rama Raju — MD

4.	Shri Rammohan Rao Mynampati — WTD

5.	Shri Mangalam Srinivasan

6.	Shri Krishna G.Palepu

7.	Shri Vinod K. Dham

8.	Shri M.Rammohan Rao

9.	Shri V.S.Raju

10.	Shri T.R.Prasad

11.	M/s Price Waterhouse,.CAs, Auditors of the company

12.	Shri G.Jayaraman, Company Secretary
Present on behalf of parties:
1.	Shri Sanjay Shorey, Deputy Director(Inspection)... for UOI

2.	Shri Vinod Sharma, Deputy Director(Inspection)... for UOI

3.	Ms Pallavi S.Shroff, Advocate --- for R1

4.	Ms Ritu Bhalla, Advocate --- for R1
ORDER

Date of Hearing: 15.4.2009)
1.	An apt title to this order could be “Adoption of Orphan Satyam”. Or “Orphan Satyam Adopted”. Apparently a healthy and smiling company, having won various laurels-mostly in relation to corporate governance, became a weeping orphan overnight when its promoter

— Shri Ramalinga Raju — abandoned it after making a confessional statement on 7th January 2009, of fudging the accounts of the company to the tune of over Rs.7000 crores. The massive fraud perpetrated by the promoter caused a huge damage not only to the reputation and credibility of the company, but also on the employees, customers and all other stakeholders. With the view to wipe out its tears and nurture the company which was necessary in the interests of all stake holders, the Central Government, empowered by the relevant statutory provisions in the Companies Act, filed this instant petition on 9th January seeking for approval of this Board to reconstitute the then truncated Board of the company with its own nominees. By a detailed order dated 9th January 2009, recognizing the need for remedial action on a war footing, while suspending the then existing Board, by an ex parte order, I authorized the Central government to appoint, in the name and on behalf of this Board, not more than 10 eminent persons as directors of the company. Pursuant to the said order, the Central Government appointed 6 eminent persons as directors, who, on appointment, acted not only as directors but also like foster fathers to heal the wounds of the orphaned Satyam. By taking various systematic, purposeful and fruitful steps, the new Board mobilized funds to meet the immediate financial requirements, interacted with the customers to prevent attrition and also by their commercial wisdom, business and managerial expertise, ensured that the company continued as a going concern with minimum disturbance/damage. However, the Board formed an opinion that for the long term well being of the company, there was an urgent need to induct a strategic investor of technical and financial capability/competence to manage the affairs of the company. Accordingly, the company sought for approval of this Board to do so. By an order dated 19.2.2009, while according approval to induct a strategic investor, I also authorized the company to increase its authorised capital, make a preferential allotment of shares to the selected strategic investor by framing and following an open and transparent method of selecting the strategic investor by way of a competitive price bid auction overseen by a retired Judge of the Supreme court or a former Chief Justice of India. I had also stipulated that before making the preferential allotment, the approval of this Board should be obtained.

2.	The company has filed this instant application CA 179/09 stating that in consonance and in line with the terms of the order of this Board dated 19.2.2009, the Board of directors, through “Project Prestige”, has selected M/s Venturbay Consultants Private Limited, a subsidiary of M/s Tech Mahindra Limited, as the strategic investor as it has not only satisfied the technical parameters as prescribed in the bid documents but has also offered the highest price of Rs 58 per share compared to the offer of Rs 45.90 and Rs 20 offered by two other remaining technically qualified bidders. Accordingly, the Board of Directors has recommended that the selection of M/s Venturbay as the strategic investors be approved and permission be accorded to the company to make a preferential allotment of 31% shares to Venturbay at Rs 58 per share.. It has also been prayed in the application that on making full payment towards the preferential allotment and also on deposit of the full amount required for the 20% public offer, M/s Venturbay permitted to appoint four of its nominees on the Board of Satyam. It is also further prayed that since the accounts of the company for over 6 years have to be restated after audit, time for filing various returns/documents as required by various statures be extended upto 31st December 2009.

3.	Heard Ms Pallavi Shroff, advocate for the company and Shri Shorey, Dy Director for the Central Government. I have also perused all the documents connected with the bid process as annexed with the application. Shri Justice Bharucha, a former Chief Justice of India who has overseen the process of selection of the strategic investor, has given in writing, that the process of selection was fair, transparent and open as required. Shri Shorey has submitted that the Central Government supports the grant of the prayers sought for in the application.

4.	Having convinced myself that the Board of Directors has selected a technically and financially competent/qualified strategic investor-M/s Venturbay- to adopt and nurture the ailing Satyam, I accept the recommendation to induct M/s Venturbay as the strategic investor, with the hope, that, by adopting the best corporate governance practices, M/s Venturbay would, over the years, make Satyam to regain its glory in real terms. The allotment of preferential shall be subject to the following:
1.	M/s Venturbay shall deposit as sum of Rs 1756 crores as consideration for 31% equity shares, in escrow, by 21st April 2009.

2.	On deposit of the said amount by M/ Venturbay, the Board of Directors is authorized to issue and allot 30,27,64,327 equity shares of Rs 10 each at a premium of Rs 48 per share to M/s Venturbay.

3.	M/s Venturbay shall strictly abide by and follow all the terms and conditions as stipulated in Clause 6 of the RSP dated 13.3.2009, more particularly in relation to:
1.	Lock in period of 3 years for the shares, allotted on preferential basis and also acquired by way of public offer. and also the preferential allotment, if made subsequently, from the dates of allotment/acquisition.

2.	Non disposal or sale of any material asset of the company and also Satyam as an enterprise for a period of two years from the date of completion of the public offer without the approval of the shareholders and of this Board.

3.	Non changing of control of M/s Venturbay for a period of 3 years from the date of preferential allotment/subsequent preferential allotment if any, without the prior approval of this Board.
4.	On allotment of 31% shares on preferential basis and funding the escrow account in full in cash towards 20% public offer by M/s Venturbay, it will have the liberty to appoint, not more than 4 of its nominees as directors on the Board of the company. The present 6 directors shall continue till further orders. The Central Government need not appoint any more director on the Board.

5.	Since the company has to restate the accounts for nearly 6 years after complete audit, which is in progress, I extend the time for filing of returns/documents which are required to be filed with various statutory authorities under various statues, whether already due or to become due, upto 31st December 2009. This extension would also apply to publication of quarterly financial reports as required by the listing agreement, whether over due or to become due.

6.	Since the company has suffered huge damages due to the acts of commission and omission by Rajus, the strategic investor would require sufficient to remedy the situation. Therefore, I stipulate, that as long as the petition is pending, to ensure that the directors nominated by M/s Venturbay function without any apprehension of being subjected to civil/criminal or punitive action, I direct that none of the State or Central Government agencies, in exercise of their regulatory, enforcement or like such powers initiate any action, civil, criminal, punitive or coercive actions against these nominees for the acts of commission occurred in the company prior to 9.1.2009, without the prior approval of this Board. However, these nominee directors shall cooperate with all the agencies which are looking into the past affairs of the company by furnishing all information/documents as may be sought by these agencies.
5.	Liberty granted to apply in case of need.

(S. Balasubramanian)

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